Exhibit 99.1

FEMSA Announces Second Quarter 2016 Results

Monterrey, Mexico, July 27, 2016 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) announced today its operational and financial results for the second quarter of 2016.

Second Quarter 2016 Highlights:

•	FEMSA consolidated total revenues increased 25.9% and income from operations grew 13.0% compared to the second quarter of 2015, mainly driven by the integration of Socofar into FEMSA Comercio’s Health Division and solid growth at FEMSA Comercio’s Retail Division. On an organic basis[1] total revenues increased 12.6% and income from operations grew 8.1%.

•	FEMSA Comercio – Retail Division achieved growth in total revenues of 12.6% and income from operations of 11.9% compared to the second quarter of 2015, reflecting solid growth in new store openings and a 5.1% increase in same-store sales.

•	FEMSA Comercio – Health Division total revenues amounted to Ps. 10.413 billion compared to Ps. 1.181 billion in the second quarter of 2015, and income from operations increased from Ps. 27 million in the second quarter of 2015 to Ps. 327 million in the same period of 2016, mainly reflecting the integration of Socofar. On an organic basis[1] total revenues grew 18.5%.

•	FEMSA Comercio – Fuel Division total revenues increased 35.1% compared to the second quarter of 2015.

•	Coca-Cola FEMSA total revenues increased 9.3% and income from operations grew 6.6% compared to the second quarter of 2015, reflecting growth in the average price per unit case across most operations and volume growth in Mexico and Central America. On a currency neutral basis and excluding Venezuela, total revenues and income from operations grew 9.1% and 12.0%, respectively.

Carlos Salazar Lomelín, FEMSA’s CEO, commented: “We continued to make solid progress during the second quarter. FEMSA Comercio as a whole, including its three divisions, increased its revenues by 41 percent versus the second quarter of last year. At its Retail Division, we again saw strong comparable growth and profitability gains at OXXO, even after accounting for a slightly negative calendar effect in April, and we made a small acquisition in Chile that should allow us to build a relevant convenience store presence in that market over time. Our drugstore operations also performed well, allowing us to continue investing in the integration of a single operating platform in Mexico, while expanding our store base both organically and through a small bolt-on acquisition in Mexico. For its part, the Fuel Division saw some sequential improvements in profitability even as we continue with our sustained rapid expansion strategy and we begin the re-branding of our stations into the new OXXO GAS image. At Coca-Cola FEMSA we again achieved robust growth in Mexico as well as pricing, market share and profitability gains in several key markets, even against continued macroeconomic and foreign exchange pressure. So all in all, encouraging trends across our platform.

1 Excludes non-comparable results and significant acquisitions in the last twelve months.

As we begin the second half, we remain cautiously optimistic. Particularly in Mexico, where we will be facing demanding comparison bases the rest of the year, and we need to redouble efforts to keep the strong growth going. But we believe we have more opportunities than challenges ahead.”

FEMSA Consolidated

Total revenues increased 25.9% compared to 2Q15 to Ps. 94.543 billion in 2Q16, mainly driven by the integration of Socofar in FEMSA Comercio’s Health Division and solid growth across segments. On an organic basis1 total revenues grew 12.6% compared to 2Q15.

For the first half of 2016, consolidated total revenues increased 28.2% compared to the same period in 2015 to Ps. 180.015 billion, mainly driven by the integration of Socofar in FEMSA Comercio’s Health Division and to solid growth across segments. On an organic basis1, total revenues for the first half of 2016 increased 11.9% compared to the same period in 2015.

Gross profit increased 20.2% compared to 2Q15 to Ps. 35.328 billion in 2Q16. Gross margin decreased 170 basis points compared to the same period in 2015 to 37.4% of total revenues, reflecting the incorporation and growth of lower margin businesses in FEMSA Comercio’s Health and Fuel Divisions.

For the first half of 2016, gross profit increased 20.3% compared to the same period in 2015 to Ps. 66.347 billion. Gross margin decreased 240 basis points compared to the same period in 2015 to 36.9% of total revenues reflecting again the incorporation and growth of lower margin businesses in FEMSA Comercio’s Health and Fuel Divisions.

Income from operations increased 13.0% compared to 2Q15 to Ps. 9.409 billion in 2Q16. On an organic basis1 income from operations increased 8.1% compared to the same period in 2015. Consolidated operating margin decreased 110 basis points compared to 2Q15, to 10.0% of total revenues in 2Q16, driven by the faster growth of FEMSA Comercio’s three divisions, whose lower margins tend to compress FEMSA’s consolidated margins over time.

For the first half of 2016, income from operations increased 14.0% compared to the same period in 2015 to Ps. 16.185 billion. On an organic basis1, income from operations increased 9.4%. Our consolidated operating margin year-to-date decreased 110 basis points to 9.0% as a percentage of total revenues as compared to the same period of 2015.

Our effective income tax rate was 26.9% in 2Q16 compared to 33.6% in 2Q15.

Net consolidated income increased 16.2% compared to 2Q15 to Ps. 6.156 billion in 2Q16, mainly as a result of growth in FEMSA’s income from operations, which more than offset higher financing and non-operating expenses. As is customary, for 2Q16 we are using Heineken’s 1Q16 net income figure translated at the 2Q16 exchange rate.

For the first half of 2016, net consolidated income increased 8.8% to Ps. 10.501 billion compared to the same period of 2015, mainly driven by growth in our income from operations.

1 Excludes non-comparable results and significant acquisitions in the last twelve months.

2	July 27, 2016

Net majority income for 2Q16 was Ps. 1.36 per FEMSA Unit2. Net majority income per FEMSA ADS was US$ 0.74 for the second quarter of 2016. For the first half of 2016, net majority income per FEMSA Unit2 was Ps. 2.20 (US$ 1.19 per ADS).

Capital expenditures amounted to Ps. 4.711 billion in 2Q16, reflecting higher investments across segments.

Our consolidated balance sheet as of June 30, 2016 recorded a cash balance of Ps. 49.956 billion (US$ 2.701 billion), an increase of Ps. 20.541 billion (US$ 1.111 billion) compared to December 31, 2015. Short-term debt was Ps. 5.458 billion (US$ 295 million), while long-term debt was Ps. 108.003 billion (US$ 5.840 billion). Our consolidated net debt balance was Ps. 63.505 billion (US$ 3.434 billion).

FEMSA Comercio – Retail Division

Total revenues increased 12.6% compared to 2Q15 to Ps. 34.197 billion in 2Q16, reflecting the opening of 263 net new OXXO stores in the quarter to reach 1,196 total net new store openings for the last twelve months. As of June 30, 2016, FEMSA Comercio’s Retail Division had a total of 14,461 OXXO stores. OXXO’s same-store sales increased an average of 5.1% for the second quarter of 2016 over 2Q15. This performance was driven by a 5.6% increase in average customer ticket and a slight decrease of 0.5% in store traffic.

For the first half of 2016, total revenues increased 14.0% compared to the same period in 2015 to Ps. 64.649 billion. OXXO’s same-store sales increased an average of 6.8% compared to the same period in 2015, driven by a 6.8% increase in average customer ticket and stable store traffic.

Gross profit increased by 17.6% in 2Q16 compared to 2Q15, resulting in a 150 basis point gross margin expansion to 36.4% of total revenues. This expansion mainly reflects an increase in our commercial income activity and the sustained growth of the services category, including income from financial services. For the first half of 2016, gross margin expanded by 100 basis points compared to the same period in 2015 to 35.5% of total revenues.

Income from operations increased 11.9% over 2Q15 to Ps. 2.764 billion in 2Q16. Operating expenses increased 19.4% in 2Q16 to Ps. 9,689 billion, reflecting the strengthening of OXXO’s business and organizational structure to maintain the fast pace of growth, as well as improvements to the incentive structures for our in-store personnel. Operating margin remained stable during 2Q16, at 8.1% of total revenues.

For the first half of 2016, income from operations increased 17.1% compared to the same period in 2015 to Ps. 4.337 billion, resulting in an operating margin of 6.7%, representing a 20 basis point expansion from the same period in the prior year.

FEMSA Comercio – Health Division

Total revenues amounted to Ps. 10.413 billion in 2Q16 compared to Ps. 1.181 billion reached in the same period of the prior year. On an organic basis1 total revenues increased 18.5%. As of June 30, 2016 FEMSA Comercio’s Health Division had a total of 2,034 points of sale across our territories, reflecting the addition of 99 net new stores in the quarter including a small acquisition in Mexico. Same-store sales in Mexico increased by an average of 7.7% for the second quarter of 2016 as compared to 2Q15.

1 Excludes non-comparable results and significant acquisitions in the last twelve months.

2 FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of June 30, 2016 was 3,578,226,270, equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

3	July 27, 2016

For the first half of 2016, total revenues amounted to Ps. 19.924 billion compared to Ps. 2.169 billion reached in the same period of the prior year. On an organic basis1, total revenues for the first half of 2016 increased 19.0% compared to the same period in 2015. Same-store sales in Mexico increased an average of 9.1% compared to the same period in 2015.

Gross profit amounted to Ps. 3.062 billion for 2Q16, resulting in a 540 basis point gross margin expansion to 29.4% of total revenues, reflecting higher structural gross margins at the Socofar operation. For the first half of 2016, gross margin expanded by 420 basis points compared to the same period in 2015 to 28.7% of total revenues.

Income from operations amounted to Ps. 327 million for 2Q16. Operating expenses reached Ps. 2.735 billion in 2Q16. Operating margin expanded 80 basis points compared to 2Q15, to 3.1% of total revenues in 2Q16, reflecting higher margins at Socofar that more than offset higher expenses in Mexico, as we continue to build infrastructure and prepare for further growth while we integrate Yza, Moderna and Farmacon into a single operating platform. On an organic basis1, income from operations decreased 46.2%, reflecting the initiatives described above.

For the first half of 2016, income from operations amounted to Ps. 576 million compared to Ps. 68 million reached in the same period in 2015, resulting in an operating margin of 2.9%, which represents a 20 basis point contraction from the same period in the prior year. On an organic basis1, income from operations decreased 12.7% in the first half of 2016 compared to the same period in 2015.

FEMSA Comercio – Fuel Division

Total revenues increased 35.1% compared to 2Q15 to Ps. 6.937 billion in 2Q16, reflecting the opening of 16 net new OXXO GAS stations in the quarter to reach 86 total net new stations openings for the last twelve months. As of June 30, 2016, FEMSA Comercio’s Fuel Division had a total of 335 OXXO GAS service stations. Same-station sales increased an average of 4.2% for the second quarter of 2016 over 2Q15 as same-station volume increased 7.1% while the average revenue per liter decreased by 2.7%, reflecting the national price decrease instituted at the start of the year.

For the first half of 2016, total revenues increased 91.5% compared to the four-month period from March to June of 2015 to Ps. 13.015 billion. Same-station sales increased an average of 3.2% compared to the comparable period in 2015, driven by a 6.1% increase in same-station volume and a 2.7% decrease in average revenue per liter, reflecting the national price decrease described above.

Gross profit increased by 39.2% in 2Q16 compared to 2Q15, resulting in a 20 basis point gross margin expansion to 7.9% of total revenues. For the first half of 2016, gross profit increased by 94.0% compared to the comparable period in 2015 as described above. Gross margin expanded by 10 basis points compared to the comparable period in 2015 to 7.8% of total revenues.

Income from operations decreased 26.3% over 2Q15 to Ps. 59 million in 2Q16. Operating expenses increased 55.9% in 2Q16 to Ps. 488 million, well above revenues, as we continue to drive our accelerated expansion across our territories. Accordingly, operating margin contracted 70 basis points compared to 2Q15 to 0.9% of total revenues.

1 Excludes non-comparable results and significant acquisitions in the last twelve months.

4	July 27, 2016

For the first half of 2016, income from operations decreased 20.7% compared to the four-month period from March to June of 2015 to Ps. 88 million, resulting in an operating margin of 0.7%, which represents a 90 basis point contraction from the comparable period in the prior year, reflecting: i) operating deleverage driven by a decrease in prices and by an accelerated growth rate in new service stations that take some time to ramp up; ii) the ongoing expansion of our management structures to accommodate rapid growth across more territories; and iii) increased regulation costs.

Soft Drinks – Coca-Cola FEMSA

Coca-Cola FEMSA’s financial results and discussion thereof are incorporated by reference from Coca-Cola FEMSA’s press release, which is attached to this press release or may be accessed by visiting www.coca-colafemsa.com.

Recent Developments

•	On June 06, 2016 FEMSA Comercio announced that it acquired Big John, a leading convenience store operator based in Santiago, Chile. Following its acquisition of a majority stake in Chilean drugstore operator Socofar in the second half of 2015, FEMSA Comercio reiterated its appetite to pursue incremental growth opportunities in the region by acquiring Big John, which operates 49 stores mainly in the Santiago metropolitan area. This transaction represents another important step for FEMSA Comercio as it brings its considerable expertise in the convenience store format to the Chilean market, acquiring a strong local operator with a leading banner and attractive growth prospects while establishing a solid base from which to expand in the region.

•	Coca-Cola FEMSA (KOF) and The Coca-Cola Company (KO) have reached a new, broad cooperation framework. This cooperation framework seeks to maintain a mutually beneficial business relationship over the long-term, which will allow both companies to focus on continuing to drive the business forward and generating profitable growth; and contemplates the following main objectives:

o	Long term guidelines to the relationship economics: concentrate prices for sparkling beverages in Mexico will gradually increase over a 3-year period beginning in July 2017. Based on our internal estimates for revenues and sales volume mix, we currently expect the incremental annual cost in Mexico, on an annualized basis, to be approximately US$35 million for the years 2017, 2018, and 2019.

o	Both companies are committed to implement marketing and commercial strategies, and productivity programs to maximize their profitability. KOF is confident that these initiatives will mitigate the effects of concentrate price adjustments.

o	Potential future concentrate price adjustments for sparkling beverages and flavored water in Mexico, will consider investment and profitability levels that are beneficial to the business of KOF and KO.

•	The Coca-Cola Company also recognizes Coca-Cola FEMSA’s strong operating model and execution capabilities. With respect to KO’s Bottling Investments Group territories it may divest in the future, we have reached an understanding with KO to assess, on a preferred basis, the acquisition of specific territories in Latin America, the United States and other regions.

5	July 27, 2016

CONFERENCE CALL INFORMATION:

Our Second Quarter of 2016 Conference Call will be held on: Wednesday July 27, 2016, 1:00 PM Eastern Time (12:00 PM Mexico City Time). To participate in the conference call, please dial: Domestic US: (888) 337 8198; International: (719) 325 2281; Conference Id: 3289074. The conference call will be webcast live through streaming audio. For details please visit www.femsa.com/investor.

If you are unable to participate live, the conference call audio will be available on http://ir.FEMSA.com/results.cfm.

FEMSA is a leading company that participates in the beverage industry through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume; and in the beer industry, through its ownership of the second largest equity stake in Heineken, one of the world's leading brewers with operations in over 70 countries. In the retail industry it participates through FEMSA Comercio, comprising a Retail Division operating various small-format store chains including OXXO, a Fuel Division, operating the OXXO GAS chain of retail service stations, and a Health Division, which includes drugstores and related operations. Additionally, through its Strategic Businesses unit, it provides logistics, point-of-sale refrigeration solutions and plastics solutions to FEMSA's business units and third-party clients.

The translations of Mexican pesos into US dollars are included solely for the convenience of the reader, using the noon buying rate for Mexican pesos as published by the Federal Reserve Bank of New York on June 30, 2016, which was 18.4935 Mexican pesos per US dollar.

FORWARD-LOOKING STATEMENTS

This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

Seven pages of tables and Coca-Cola FEMSA’s press release to follow.

6	July 27, 2016

FEMSA

Consolidated Income Statement

Millions of Pesos

	For the second quarter of:						For the six months of:
	2016	% of rev.	2015	% of rev.	% Var.	% Org (A)	2016	% of rev.	2015	% of rev.	% Var.	% Org (A)
Total revenues	94,543	100.0	75,120	100.0	25.9	12.6	180,015	100.0	140,443	100.0	28.2	11.9
Cost of sales	59,215	62.6	45,722	60.9	29.5		113,668	63.1	85,295	60.7	33.3
Gross profit	35,328	37.4	29,398	39.1	20.2		66,347	36.9	55,148	39.3	20.3
Administrative expenses	3,692	3.9	2,742	3.7	34.6		7,082	3.9	5,293	3.8	33.8
Selling expenses	22,370	23.7	18,206	24.1	22.9		43,180	24.1	35,261	25.1	22.5
Other operating expenses (income), net (1)	(143)	(0.2)	125	0.2	N.S.		(100)	(0.1)	398	0.3	(125.1)
Income from operations(2)	9,409	10.0	8,325	11.1	13.0	8.1	16,185	9.0	14,196	10.1	14.0	9.4
Other non-operating expenses (income)	733		260		181.9		1,029		235		N.S.
Interest expense	2,411		1,780		35.4		4,443		3,443		29.0
Interest income	283		257		10.1		473		497		(4.8)
Foreign exchange loss (gain)	(177)		48		N.S.		144		239		(39.7)
Other financial expenses (income), net.	(307)		(141)		117.7		(680)		(225)		N.S.
Financing expenses, net	1,644		1,430		15.0		3,434		2,960		16.0
Income before income tax and participation in associates results	7,032		6,635		6.0		11,722		11,001		6.6
Income tax	1,893		2,230		(15.1)		3,383		3,653		(7.4)
Participation in associates results(3)	1,017		891		14.1		2,162		2,301		(6.0)
Net consolidated income	6,156		5,296		16.2		10,501		9,649		8.8
Net majority income	4,873		3,872		25.9		7,862		7,011		12.1
Net minority income	1,283		1,424		(9.9)		2,639		2,638		0.0

	2016	% of rev.	2015	% of rev.	% Var.	% Org (A)	2016	% of rev.	2015	% of rev.	% Var.	% Org (A)
Operative Cash Flow & CAPEX
Income from operations	9,409	10.0	8,325	11.1	13.0	8.1	16,185	9.0	14,196	10.1	14.0	9.4
Depreciation	2,813	3.0	2,426	3.2	16.0		5,473	3.0	4,690	3.3	16.7
Amortization & other non-cash charges	613	0.6	295	0.4	107.8		1,306	0.8	863	0.7	51.3
Operative Cash Flow (EBITDA)	12,835	13.6	11,046	14.7	16.2	10.5	22,964	12.8	19,749	14.1	16.3	10.0
CAPEX	4,711		3,701		27.3		7,815		6,963		12.2

Financial Ratios	2016	2015	Var. p.p.
Liquidity(4)	1.51	1.33	0.19
Interest coverage(5)	6.03	7.25	(1.22)
Leverage(6)	0.84	0.69	0.15
Capitalization(7)	31.04%	26.88%	4.15

(A)	% Org. represents the variation in a given measure excluding the effects of significant mergers and acquisitions in the last twelve months
(1)	Other operating expenses (income), net = other operating expenses (income) +(-) equity method from operated associates
(2)	Income from operations = gross profit - administrative and selling expenses - other operating expenses (income), net
(3)	Mainly represents the equity method participation in Heineken´s results, net
(4)	Total current assets / total current liabilities
(5)	Income from operations + depreciation + amortization & other / interest expense, net
(6)	Total liabilities / total stockholders' equity
(7)	Total debt / long-term debt + stockholders' equity
Total debt = short-term bank loans + current maturities of long-term debt + long-term bank loans

7	July 27, 2016

FEMSA

Consolidated Balance Sheet

Millions of Pesos

ASSETS	Jun-16	Dec-15	% Var.
Cash and cash equivalents	49,956	29,415	69.8
Accounts receivable	20,232	19,202	5.4
Inventories	26,648	24,680	8.0
Other current assets	14,149	13,426	5.4
Total current assets	110,985	86,723	28.0
Investments in shares	123,565	111,731	10.6
Property, plant and equipment, net	87,535	80,296	9.0
Intangible assets (1)	123,343	108,341	13.8
Other assets	28,084	22,241	26.3
TOTAL ASSETS	473,512	409,332	15.7

LIABILITIES & STOCKHOLDERS´ EQUITY
Bank loans	3,388	2,239	51.3
Current maturities of long-term debt	2,070	3,656	(43.4)
Interest payable	803	597	34.5
Operating liabilities	67,078	58,854	14.0
Total current liabilities	73,339	65,346	12.2
Long-term debt (2)	108,003	80,856	33.6
Labor liabilities	4,438	4,229	4.9
Other liabilities	30,161	17,045	76.9
Total liabilities	215,941	167,476	28.9
Total stockholders’ equity	257,571	241,856	6.5
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	473,512	409,332	15.7

	June 30, 2016
DEBT MIX (2)	% of Total	Average Rate
Denominated in:
Mexican pesos	26.5%	6.0%
U.S. Dollars	19.7%	4.7%
Euros	17.7%	1.8%
Colombian pesos	2.2%	8.6%
Argentine pesos	1.0%	32.8%
Brazilian reais	28.3%	13.3%
Chilean pesos	4.6%	5.5%
Total debt	100%	7.3%

Fixed rate(2)	77.6%
Variable rate(2)	22.4%

% of Total Debt	2016	2017	2018	2019	2020	2021+
DEBT MATURITY PROFILE	2.0%	5.4%	19.2%	0.9%	9.3%	63.2%

(1)	Includes mainly the intangible assets generated by acquisitions
(2)	Includes the effect of derivative financial instruments on long-term debt

8	July 27, 2016

FEMSA Comercio- Retail Division (1)

Results of Operations

Millions of Pesos

	For the second quarter of:					For the six months of:
	2016	% of rev.	2015	% of rev.	% Var.	2016	% of rev.	2015	% of rev.	% Var.
Total revenues	34,197	100.0	30,358	100.0	12.6	64,649	100.0	56,704	100.0	14.0
Cost of sales	21,744	63.6	19,769	65.1	10.0	41,707	64.5	37,130	65.5	12.3
Gross profit	12,453	36.4	10,589	34.9	17.6	22,942	35.5	19,574	34.5	17.2
Administrative expenses	762	2.2	590	1.9	29.2	1,423	2.2	1,152	2.0	23.5
Selling expenses	8,870	25.9	7,464	24.7	18.8	17,067	26.4	14,599	25.8	16.9
Other operating expenses (income), net	57	0.2	64	0.2	(10.9)	115	0.2	120	0.2	(4.2)
Income from operations	2,764	8.1	2,471	8.1	11.9	4,337	6.7	3,703	6.5	17.1
Depreciation	880	2.6	740	2.4	18.9	1,718	2.7	1,475	2.6	16.5
Amortization & other non-cash charges	106	0.3	96	0.4	10.4	207	0.3	185	0.4	11.9
Operative cash flow	3,750	11.0	3,307	10.9	13.4	6,262	9.7	5,363	9.5	16.8
CAPEX	1,599		1,290		23.9	2,839		2,256		25.8

Information of OXXO Stores
Total stores						14,461		13,265		9.0
Net new convenience stores:
vs. Last quarter	263		258		1.9
Year-to-date	400		412		(2.9)
Last-twelve-months	1,196		1,061		12.7

Same-store data: (2)
Sales (thousands of pesos)	752.4		716.1		5.1	717.8		672.2		6.8
Traffic (thousands of transactions)	23.7		23.8		(0.5)	22.9		22.9		(0.1)
Ticket (pesos)	31.7		30.1		5.6	31.4		29.4		6.8

(1)	As of the 4Q15 FEMSA Comercio- Fuel Division began to report as a separate segment and as of 1Q16 FEMSA Comercio- Health Division began to report as a separate segment
(2)	Monthly average information per store, considering same stores with more than twelve months of operations, income from services are included

9	July 27, 2016

FEMSA Comercio- Health Division (1)

Results of Operations

Millions of Pesos

	For the second quarter of:						For the six months of:
	2016	% of rev.	2015	% of rev.	% Var.	% Org.(A)	2016	% of rev.	2015	% of rev.	% Var.	% Org.(A)
Total revenues	10,413	100.0	1,181	100.0	N.S.	18.5	19,924	100.0	2,169	100.0	N.S.	19.0
Cost of sales	7,351	70.6	897	76.0	N.S.		14,215	71.3	1,637	75.5	N.S.
Gross profit	3,062	29.4	284	24.0	N.S.		5,709	28.7	532	24.5	N.S.
Administrative expenses	423	4.1	32	2.7	N.S.		761	3.8	55	2.5	N.S.
Selling expenses	2,321	22.3	226	19.1	N.S.		4,366	22.0	411	19.0	N.S.
Other operating expenses (income), net	(9)	(0.1)	(1)	(0.1)	N.S.		6	-	(2)	(0.1)	N.S.
Income from operations	327	3.1	27	2.3	N.S.	(46.2)	576	2.9	68	3.1	N.S.	(12.7)
Depreciation	148	1.4	11	0.9	N.S.		271	1.4	21	1.0	N.S.
Amortization & other non-cash charges	91	0.9	3	0.3	N.S.		141	0.7	7	0.3	N.S.
Operative cash flow	566	5.4	41	3.5	N.S.	(16.3)	988	5.0	96	4.4	N.S.	6.4
CAPEX	227		32		N.S.		383		58		N.S.

Information of pharmacies
Total stores							2,034		638		N.S.
Net new stores (2):
vs. Last quarter	99		16		N.S.
Year-to-date	134		33		N.S.
Last-twelve-months	1,396		88		N.S.

Same-store data: (3)
Sales (thousands of pesos)	635.1		589.7		7.7		645.7		591.7		9.1

(1)	As of the 1Q16 FEMSA Comercio- Health Division began to report as a separate segment
(2)	Aquisitions are included
(3)	Monthly average information per store, considering same stores with more than twelve months of operations in Mexico for FEMSA Comercio - Health Division
(A)	% Org. represents the variation in a given measure excluding the effects of significant mergers and acquisitions in the last twelve months

10	July 27, 2016

FEMSA Comercio- Fuel Division (1)

Results of Operations

Millions of Pesos

	For the second quarter of:					For the six months of:
	2016	% of rev.	2015	% of rev.	% Var.	2016	% of rev.	2015	% of rev.	% Var.
Total revenues	6,937	100.0	5,136	100.0	35.1	13,015	100.0	6,795	100.0	91.5
Cost of sales	6,390	92.1	4,743	92.3	34.7	12,004	92.2	6,274	92.3	91.3
Gross profit	547	7.9	393	7.7	39.2	1,011	7.8	521	7.7	94.0
Administrative expenses	31	0.4	32	0.6	(3.1)	62	0.5	69	1.0	(10.1)
Selling expenses	456	6.6	281	5.5	62.3	860	6.6	340	5.1	152.9
Other operating expenses (income), net	1	-	-	-	-	1	-	1	-	-
Income from operations	59	0.9	80	1.6	(26.3)	88	0.7	111	1.6	(20.7)
Depreciation	20	0.3	16	0.3	25.0	39	0.3	22	0.3	77.3
Amortization & other non-cash charges	4	-	4	-	-	8	-	6	0.1	33.3
Operative cash flow	83	1.2	100	1.9	(17.0)	135	1.0	139	2.0	(2.9)
CAPEX	60		50		20.0	95		90		5.6

Information of OXXO Gas service stations
Total service stations						335		249		34.5
Net new service stations
vs. Last quarter	16		17		(5.9)
Year-to-date	28
Last-twelve-months	86

Volume (million of liters) total stations (2)	597		426		40.3	1,118		563		98.4

Same-stations data: (3)
Sales (thousands of pesos)	7,492		7,189		4.2	7,234		7,007		3.2
Volume (million of liters)	456		425		7.1	865		815		6.1
Average price per liter	11.7		12.1		(2.7)	11.7		12.1		(2.7)

(1)	As of the 4Q15, FEMSA Comercio- Fuel Division began to report as a separate segment
(2)	Volume for 2015 corresponds to the period of March to June
(3)	Monthly average information per station, considering same stations with more than twelve months of operations

11	July 27, 2016

Coca-Cola FEMSA

Results of Operations

Millions of Pesos

	For the second quarter of:					For the six months of:
	2016	% of rev.	2015	% of rev.	% Var.	2016	% of rev.	2015	% of rev.	% Var.
Total revenues	39,939	100.0	36,550	100.0	9.3	76,654	100.0	71,044	100.0	7.9
Cost of sales	21,495	53.8	19,058	52.1	12.8	41,458	54.1	37,734	53.1	9.9
Gross profit	18,444	46.2	17,492	47.9	5.4	35,196	45.9	33,310	46.9	5.7
Administrative expenses	1,894	4.7	1,591	4.4	19.0	3,634	4.7	3,043	4.3	19.4
Selling expenses	10,736	26.9	10,209	27.9	5.2	20,908	27.3	19,842	27.9	5.4
Other operating expenses (income), net	(190)	(0.5)	62	0.2	N.S.	(217)	(0.3)	280	0.4	(177.5)
Income from operations	6,004	15.0	5,630	15.4	6.6	10,871	14.2	10,145	14.3	7.2
Depreciation	1,718	4.3	1,610	4.4	6.7	3,323	4.3	3,054	4.3	8.8
Amortization & other non-cash charges	369	1.0	146	0.4	152.7	849	1.1	569	0.8	49.2
Operative cash flow	8,091	20.3	7,386	20.2	9.5	15,043	19.6	13,768	19.4	9.3
CAPEX	2,555		2,230		14.6	4,036		4,240		(4.8)

Sales volumes
(Millions of unit cases)
Mexico and Central America	541.6	64.2	504.8	59.6	7.3	1,001.5	60.4	944.5	57.0	6.0
South America	153.7	18.2	186.6	22.0	(17.6)	343.2	20.6	382.0	23.0	(10.2)
Brazil	148.0	17.6	155.2	18.4	(4.6)	314.6	19.0	330.8	20.0	(4.9)
Total	843.3	100.0	846.6	100.0	(0.4)	1,659.4	100.0	1,657.3	100.0	0.1

12	July 27, 2016

FEMSA

Macroeconomic Information

			End-of-period Exchange Rates
	Inflation		Jun-16		Dec-15

	2Q 2016	LTM(1) Jun-16	Per USD	Per Mx. Peso	Per USD	Per Mx. Peso
Mexico	-0.25%	2.65%	18.91	1.0000	17.21	1.0000
Colombia	5.13%	8.46%	2,916.15	0.0065	3,149.47	0.0055
Venezuela	95.07%	268.56%	628.34	0.0301	198.70	0.0866
Brazil	4.86%	9.36%	3.21	5.8917	3.90	4.4065
Argentina	28.81%	39.70%	15.04	1.2574	13.04	1.3195
Chile	1.92%	4.29%	661.49	0.0286	707.34	4.4526
Euro Zone	0.71%	0.01%	0.92	20.5756	0.91	18.9403

(1)	LTM = Last twelve months

13	July 27, 2016

2016 SECOND QUARTER AND FIRST SIX MONTHS RESULTS

Mexico City, July 27 2016, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest franchise bottler in the world by sales volume, announces results for the second quarter of 2016.

Operational and Financial Highlights

•	Comparable revenues grew 9.1% for the second quarter of 2016.

•	Comparable operating income grew 12.0% for the second quarter of 2016, with a margin expansion of 40 basis points.

•	Comparable operating cash flow grew 12.5% for the second quarter of 2016, expanding 60 basis points to 20.7%.

•	Comparable earnings per share reached Ps. 1.06 in the second quarter of 2016.

Results Summary

	Second Quarter				Year to Date
	as Reported		Comparable (1)		as Reported		Comparable (1)
	2016	∆%	2016	∆%	2016	∆%	2016	∆%

Total revenues	39,939	9.3%	38,536	9.1%	76,654	7.9%	73,151	9.1%
Gross profit	18,444	5.4%	18,037	7.2%	35,196	5.7%	33,892	7.8%
Operating income	6,004	6.6%	6,098	12.0%	10,871	7.2%	10,740	11.2%
Operating cash flow (2)	8,091	9.5%	7,989	12.5%	15,043	9.3%	14,505	11.2%
Net income attributable to equity holders of the company	2,001	(25.0%)	2,205	(12.7%)	4,391	(9.8%)	4,550	(2.0%)
Earnings per share (3)	0.97		1.06		2.12		2.19

Expressed in millions of Mexican pesos.

(1)	Comparable: with respect to a year over year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements and (iii) the results of hyperinflationary economies in both periods. Currently, only Venezuela qualifies as a hyperinflationary economy.
(2)	Operating cash flow = operating income + depreciation + amortization & other operative non-cash charges.
(3)	Quarterly & FY earnings / outstanding shares as of the end of period. Outstanding shares as of 2Q'16 and YTD were 2,072.9 million.

Message from the Chief Executive Officer

“Our operating and financial discipline, coupled with our company’s balanced geographic footprint, drove solid top- and bottom-line results for the quarter. As transactions continued to outperform volumes, we maintained share gains in key markets such as Mexico, Brazil, and Argentina. We also leveraged our pricing flexibility to deliver comparable revenue and EBITDA growth of 9% and 13%, respectively—expanding margins despite ongoing currency volatility and a very challenging consumer environment in South America.

We carry on creating opportunities to further our growth across our operations. In Venezuela, despite a complex sugar supply environment, we are reinforcing our non-caloric sparkling beverage portfolio to continue providing appealing beverage alternatives for our consumers. In the Philippines, we continue to achieve double-digit transaction and volume growth, while improving this franchise’s profitability. Moreover, through our centers of excellence, we are accelerating the transformation of our operating models—highlighted by the initial rollout of our KOFmmercial Digital Platform in Mexico.

We are very enthusiastic that we reached a new, broad cooperation framework with our partner, The Coca-Cola Company. This framework aims to maintain a mutually beneficial business relationship over the long term, allowing both companies to focus on continuing to drive the business and generate profitable growth going forward. As we establish the long-term guidelines for our economic relationship, including adjustments to concentrate prices of sparkling beverages over a three-year period in Mexico, we are ready to capture the next wave of inorganic growth through an understanding to assess, on a preferred basis, the acquisition of specific territories within KO’s Bottling Investments Group in Latin America, the United States, and other regions—ultimately enabling Coca-Cola FEMSA to consolidate its position as a truly diversified multicultural, multi-category global leader,” said John Santa Maria, Chief Executive Officer of the Company.

Press Release 2Q 2016 July 27, 2016	Page 14

Consolidated Results

Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements and (iii) the results of hyperinflationary economies in both periods. From our operations, only Venezuela qualifies as a hyperinflationary economy. In our “as reported” figures, our Venezuelan operation’s results were translated into Mexican pesos using the DICOM exchange rate published on June 30, 2016 of 628.3434 bolivars per US dollar.

Comparable figures:

Revenues: Comparable total revenues grew 9.1% to Ps. 38,536 million driven by average price per unit case growth across most of our operations and volume growth in Mexico and Central America.

Transactions: The comparable number of transactions outpaced volume growth, increasing 5.3% to 4,835.4 million. Transactions of our sparkling beverage portfolio grew 4.6% driven by the positive performance of Mexico, which increased 8.4%, Central America which grew 6.3% and Brazil, which grew 1.5%. Transactions of water, including bulk water, grew 10.1% driven by the performance of Mexico, Colombia, Central America and Argentina. Our still beverage category increased transactions by 7.2%, mainly driven by Mexico, Colombia, and Central America.

Volume: Comparable sales volume grew 2.6% to 809.7 million unit cases in the second quarter of 2016 as compared to the same period in 2015. Our sparkling beverage portfolio grew 1.3% mainly driven by Mexico and Central America, which offset a contraction in Brazil, Argentina and Colombia. Volume of our bottled water portfolio increased 13.0% driven by Ciel and Ciel Exprim in Mexico, Brisa in Colombia, and Bonaqua in Argentina. Our still beverage category increased 8.6% mainly driven by Vallefrut orangeade, del Valle juice, FUZE tea and Santa Clara. Volume of our bulk water portfolio increased 2.5% mainly driven by growth of Ciel in Mexico, Kin in Argentina and Crystal in Brazil, which offset a decline of Brisa bulk water in Colombia.

Gross profit: Comparable gross profit grew 7.2% to Ps. 18,037 million with a gross margin contraction of 80 basis points in the period. In local currency, the benefit of lower PET prices, in combination with our currency hedging strategy, was offset by higher price of sugar and the depreciation of the average exchange rate of the Argentine Peso, the Brazilian Real, the Colombian Peso and the Mexican Peso as applied to our U.S. dollar-denominated raw material costs.

Other operative expenses: On a comparable basis, during the second quarter of 2016, the other operative expenses net line recorded an expense of Ps. 49 million, which compares to an expense of Ps. 186 million during the second quarter of 2015.

Equity method: The comparable reported share of the profits of associates and joint ventures line recorded a gain of Ps. 211 million in the second quarter of 2016, which compares to a gain of Ps. 179 million recorded in the second quarter of 2015, mainly due to a positive contribution of our stake in Coca-Cola FEMSA Philippines, Inc., which compensated for a loss in the equity method from our participation in our non-carbonated beverage joint-venture in Brazil.

Operating Income: Comparable operating income grew 12.0% to Ps. 6,098 million with a 40 basis points margin expansion, reaching 15.8% in the second quarter of 2016.

Operating cash flow: Comparable operating cash flow grew 12.5% to Ps. 7,989 million with a margin expansion of 60 basis points to 20.7% in the second quarter of 2016.

Comprehensive financing results: Our comparable comprehensive financing result in the second quarter of 2016 recorded an expense of Ps. 2,815 million, as compared to an expense of Ps. 1,569 million in the same period of 2015. The difference was mainly driven by (i) a foreign exchange loss as a result of the quarterly depreciation of the Mexican peso as applied to our U.S. dollar-denominated net debt position and (ii) higher interest expenses in Mexican pesos, mainly driven by the effect of the depreciation of the Mexican peso as applied to our interest payments denominated in U.S. dollars and Brazilian reals.

Income tax: During the second quarter of 2016, comparable income tax as a percentage of income before taxes was 26.3% as compared to 31.3% in the same period of 2015. The lower tax rate in 2016 resulted from (i) certain tax efficiencies across our operations, (ii) a lower effective tax rate in Colombia and (iii) ongoing efforts to reduce non-deductible items across our operations.

Net income: Comparable net controlling interest income declined 12.7% to Ps. 2,205 million in the second quarter of 2016, resulting in earnings per share (EPS) of Ps. 1.06 (Ps. 10.64 per ADS).

(Continued on next page)

Press Release 2Q 2016 July 27, 2016	Page 15

As reported figures

Revenues: Total revenues increased 9.3% to Ps. 39,939 million in the second quarter of 2016, despite of the depreciation of the Venezuelan bolivar, the Argentine peso and the Colombian peso as compared to the Mexican peso.

Transactions: Reported total number of transactions grew 1.9% to 5,010.2 million in the second quarter of 2016 as compared to the same period in 2015.

Volume: Reported total sales volume declined 0.4% to 843.3 million unit cases in the second quarter of 2016 as compared to the same period in 2015.

Gross profit: Gross profit grew 5.4% to Ps. 18,444 million and gross margin declined 170 basis points to 46.2%.

Operating Income: Operating income grew 6.6% to Ps. 6,004 million and operating margin contracted 40 basis points to 15.0%.

Operating cash flow: Operating cash flow grew 9.5% to Ps. 8,091 million and operating cash flow margin expanded 10 basis points to 20.3%.

Net income: Reported consolidated net controlling interest income decreased 25.0% to Ps. 2,001 million in the second quarter of 2016, resulting in reported earnings per share (EPS) of Ps. 0.97 (Ps. 9.65 per ADS).

Press Release 2Q 2016 July 27, 2016	Page 16

Balance Sheet (1)

As of June 30, 2016, we had a cash balance of Ps. 15,646 million, including US$ 522 million denominated in U.S. dollars, a decrease of Ps. 343 million as compared to December 31, 2015. This difference was mainly driven by debt and interest payments, the payment of the first installment of the dividend in the amount of Ps. 3,462 million and negative currency translation effects, net of the cash flow generation across our territories.

As of June 30, 2016, total short-term debt was Ps. 3,355 million and long-term debt was Ps. 68,020 million. Total debt increased by Ps. 4,645 million, compared to year end 2015 mainly due to the negative translation effect resulting from the depreciation of the end of period exchange rate of the Mexican peso as applied to our U.S. dollar denominated debt position. Net debt increased by Ps. 4,988 million compared to year end 2015.

The weighted average cost of debt for the quarter, including the effect of debt swapped to Brazilian reals at a floating rate, was 9.1%. The following charts set forth the Company’s debt profile by currency and interest rate type and by maturity date as of June 30, 2016.

Currency	% Total Debt(2)	% Interest Rate Floating(2)(3)
Mexican pesos	21.3%	18.9%
U.S. dollars	31.0%	0.0%
Colombian pesos	2.5%	100.0%
Brazilian reals	43.6%	94.5%
Argentine pesos	1.5%	5.4%

Debt Maturity Profile

Maturity Date	2016	2017	2018	2019	2020	2021+
% of Total Debt	0.7%	4.2%	26.9%	0.5%	13.6%	54.0%

(1)	See page 19 for detailed information.
(2)	After giving effect to cross currency swaps.
(3)	Calculated by weighting each year’s outstanding debt balance mix.

Selected Financial Ratios

	LTM 2016	FY 2015	Δ%
Net debt including effect of hedges (1)(3)	58,429	48,828	19.7%
Net debt including effect of hedges / Operating cash flow (1)(3)	1.82	1.56
Operating cash flow/ Interest expense, net (1)	4.95	5.46
Capitalization (2)	39.2%	40.6%

(1) Net debt = total debt - cash
(2) Total debt / (long-term debt + shareholders' equity)
(3) After giving effect to cross currency swaps.

Press Release 2Q 2016 July 27, 2016	Page 17

Mexico & Central America Division

(Mexico, Guatemala, Nicaragua, Costa Rica and Panama)

Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements and (iii) the results of hyperinflationary economies in both periods. From our operations, only Venezuela qualifies as a hyperinflationary economy.

Comparable figures:

Revenues: Comparable total revenues from our Mexico and Central America division increased 11.7% to Ps. 23,198 million in the second quarter of 2016, as compared to the same period in 2015, mainly driven by accelerated volume growth and an average price per unit case increase of 5.0% in Mexico. Our division’s comparable average price per unit case grew 4.1%, reaching Ps. 42.80.

Transactions: Total transactions in the Mexico and Central America division grew 8.9%, ahead of volume performance, totaling 3,035.3 million in the second quarter of 2016. Transactions of our sparkling beverage portfolio grew 8.1%, mainly driven by a 5.8% increase in transactions of brand Coca-Cola and 21.6% growth of flavored sparkling beverages in Mexico, and a 6.3% improvement in sparkling beverages in Central America. Our still beverage category increased transactions by 11.2%, mainly driven by Mexico, which generated close to 24 million incremental transactions. Transactions of water, including bulk water, grew 16.2% mainly driven by Mexico.

Volume: Total sales volume increased 7.3% to 541.6 million unit cases in the second quarter of 2016, as compared to the same period of 2015. Volume in Mexico increased 7.3% and volume in Central America increased 7.4%. Our sparkling beverage category increased 6.3%, mainly driven by growth of brand Coca-Cola, the recently launched Limon&Nada and Naranja&Nada, and Mundet in Mexico. Our personal water portfolio increased 24.8% mainly driven by Ciel and Ciel Exprim in Mexico. Our still beverage category grew 17.9%, mainly driven by the performance of Vallefrut, the del Valle juice portfolio and Santa Clara in Mexico, and FUZE tea across the region. Our bulk water portfolio grew 4.0%, mainly driven by Ciel in Mexico.

Gross profit: Comparable gross profit grew 8.7% to Ps. 11,765 million in the second quarter of 2016 as compared to the same period in 2015, with a margin decrease of 140 basis points to reach 50.7%. Lower PET prices in the division, in combination with our currency hedging strategy, were offset by higher prices of sugar and the depreciation of the average exchange rate of the Mexican peso as applied to our U.S. dollar-denominated raw material costs.

Operating income: Comparable operating income in the division grew 10.2% to Ps. 4,494 million in the second quarter of 2016, with a margin decline of 20 basis points to reach 19.4%. Our operating expenses in the division, as a percentage of sales, contracted 100 basis points.

Operating cash flow: Comparable operating cash flow grew 10.7% to Ps. 5,659 million in the second quarter of 2016 as compared to the same period in 2015. Our comparable operating cash flow margin was 24.4%, with a margin decrease of 20 basis points.

As reported figures

Revenues: Reported total revenues increased 14.2% in the second quarter of 2016, driven by a combination of strong volume growth and solid pricing, coupled with a positive translation effect that resulted from the appreciation of the currencies in our Central American operations as compared to the Mexican peso.

Gross profit: Reported gross profit increased 10.7% in the second quarter of 2016 and gross profit margin reached 50.7%.

Operating income: Our reported operating income increased 12.0% in the second quarter of 2016, and operating income margin reached 19.4%, contracting 30 basis points during the period.

Operating cash flow: Reported operating cash flow increased 12.7% in the second quarter of 2016, resulting in a margin of 24.4%.

Press Release 2Q 2016 July 27, 2016	Page 18

South America Division

(Colombia, Venezuela, Brazil and Argentina)

Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements and (iii) the results of hyperinflationary economies in both periods. From our operations, only Venezuela qualifies as a hyperinflationary economy. In our “as reported” figures, our Venezuelan operation’s results were translated into Mexican pesos using the DICOM exchange rate published on June 30, 2016 of 628.3434 bolivars per US dollar.

Comparable figures:

Revenues: Comparable total revenues grew 5.3% to Ps. 15,337 million, driven by average price per unit case growth across our territories. Revenues of beer in Brazil accounted for Ps. 1,514 million in the second quarter of 2016.

Transactions: Comparable transactions in the division declined 0.2% totaling 1,800.1 million in the second quarter of 2016. Transactions of our sparkling beverage portfolio decreased 1.0%, driven by decreases in Argentina and Colombia, which compensated for a 1.5% increase in Brazil. Transactions of water, including bulk water, increased 3.9% driven by growth in Colombia and Argentina. Our still beverage category increased transactions by 1.4% driven by Colombia.

Volume: Comparable total sales volume in our South America division decreased 5.8% to 268.1 million unit cases in the second quarter of 2016 as compared to the same period of 2015. Our personal water category grew 3.4%, driven by Brisa in Colombia and Bonaqua in Argentina. The still beverage category decreased 5.2%, while our bulk water business declined 12.6%, mainly driven by Brisa bulk water in Colombia. Our sparkling beverage category decreased 6.5%, driven by a 5.4% decline in Brazil, a 15.4% contraction in Argentina, and a 1.8% volume decrease in Colombia.

Gross profit: Comparable gross profit increased 4.3% to Ps. 6,272 million, with a margin decrease of 40 basis points, as a result of higher prices of sugar and the depreciation of the average exchange rate of our division’s currencies as applied to our U.S. dollar-denominated raw material costs, which offset lower PET prices, in combination with our currency hedging strategy.

Operating income: Comparable operating income grew 17.1% to Ps. 1,604 million, with a margin expansion of 110 basis points as compared to the same period of the previous year.

Operating cash flow: Comparable operating cash flow grew 17.1% to Ps. 2,329 million, reaching an operating cash flow margin of 15.2% and recording a margin expansion of 150 basis points as compared to the same period of 2015.

As reported figures

Revenues: Reported total revenues grew 3.1% to Ps. 16,740 million in the second quarter of 2016.

Transactions: Reported total number of transactions declined 7.3% to 1,974.8 million in the second quarter of 2016 as compared to the same period in 2015.

Volume: Reported total sales volume declined 11.7% to 301.7 million unit cases in the second quarter of 2016 as compared to the same period in 2015, driven by volume declines in all operations.

Gross profit: Reported gross profit declined 2.7% to Ps. 6,679 million in the second quarter of 2016 and gross profit margin contracted 240 basis points to 39.9%.

Operating income: Our reported operating income declined 6.8% to Ps. 1,510 million in the second quarter of 2016, and operating income margin reached 9.0%, a contraction of 100 basis points.

Operating cash flow: Reported operating cash flow grew 2.8% to reach Ps. 2,432 million in the second quarter of 2016, resulting in a margin of 14.5%, a contraction of 10 basis points.

Press Release 2Q 2016 July 27, 2016	Page 19

YTD Consolidated Results

Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements and (iii) the results of hyperinflationary economies in both periods. From our operations, only Venezuela qualifies as a hyperinflationary economy. In our “as reported” figures, our Venezuelan operation’s results were translated into Mexican pesos using the DICOM exchange rate published on June 30, 2016 of 628.3434 bolivars per US dollar.

Comparable figures:

Revenues: Comparable total revenues grew 9.1% to Ps. 73,151 million driven by average price per unit case growth across most of our operations and volume growth in Mexico, Central America and Colombia.

Transactions: The comparable number of transactions outpaced volume growth, increasing 4.7% to 9,444.7 million. Transactions of our sparkling beverage portfolio grew 4.1% driven by the positive performance of Mexico, which increased 7.2%, Colombia, which grew 4.2%, and Central America which grew 5.6%. Our still beverage category increased transactions by 7.8%, mainly driven by Mexico, Colombia, Central America and Argentina. Transactions of water, including bulk water, grew 5.9% driven by the performance of Colombia, Mexico, Argentina and Central America.

Volume: Comparable sales volume grew 2.4% to 1,575.0 million unit cases in the first six months of 2016 as compared to the same period in 2015. Our sparkling beverage portfolio grew 1.5% driven by Mexico, Colombia and Central America, which offset a contraction in Brazil and Argentina. Our still beverage category increased 9.6% driven by Vallefrut, del Valle juice and Santa Clara in Mexico; Fresh and Fuze in Colombia and Hi-C in Argentina. Volume of our bottled water portfolio increased 8.4% driven by Ciel in Mexico, Brisa in Colombia, and Bonaqua in Argentina. Volume of our bulk water portfolio increased 1.1% mainly due to Ciel in Mexico, Kin in Argentina and Crystal in Brazil, which compensated for a decline of Brisa in Colombia.

Gross profit: Comparable gross profit grew 7.8% to Ps. 33,892 million with a gross margin contraction of 60 basis points in the period. In local currency, the benefit of lower PET prices, in combination with our currency hedging strategy, was offset by higher price of sugar and the depreciation of the average exchange rate of the Argentine Peso, the Colombian Peso, the Brazilian Real, and the Mexican Peso as applied to our U.S. dollar-denominated raw material costs.

Other operative expenses: On a comparable basis, during the first six months of 2016, the other operative expenses net line recorded an expense of Ps. 75 million, which compares to an expense of Ps. 361 million during the same period of 2015.

Equity method: The comparable reported share of the profits of associates and joint ventures line recorded a gain of Ps. 270 million in the first six months of 2016, which compares to a gain of Ps. 181 million recorded in the same period of 2015, mainly due to a positive contribution of our stake in Coca-Cola FEMSA Philippines, Inc., which compensated for a loss in the equity method from our participation in our non-carbonated beverage joint-venture in Brazil.

Operating Income: Comparable operating income grew 11.2% to Ps. 10,740 million with a 30 basis points margin expansion, reaching 14.7% in the first six months of 2016.

Operating cash flow: Comparable operating cash flow grew 11.2% to Ps. 14,505 million with a margin expansion of 30 basis points as compared to the same period of 2015.

Comprehensive financing results: Our comparable comprehensive financing result in the first six months of 2016 recorded an expense of Ps. 4,160 million, as compared to an expense of Ps. 2,817 million in the same period of 2015. The difference was mainly driven by (i) a foreign exchange loss as a result of the depreciation of the Mexican peso as applied to our U.S. dollar-denominated net debt position and (ii) higher interest expenses in Mexican pesos, mainly driven by the effect of the depreciation of the Mexican peso as applied to our interest payments denominated in U.S. dollars and Brazilian reals.

Income tax: During the first six months of 2016, comparable income tax as a percentage of income before taxes was 26.0% as compared to 30.6% in the same period of 2015. The lower tax rate in 2016 resulted from (i) certain tax efficiencies across our operations, (ii) a lower effective tax rate in Colombia and (iii) ongoing efforts to reduce non-deductible items across our operations.

Net income: Comparable net controlling interest income decreased 2.0% to Ps. 4,550 million in the first six months of 2016, resulting in earnings per share (EPS) of Ps. 2.19 (Ps. 21.95 per ADS).

(Continued on next page)

Press Release 2Q 2016 July 27, 2016	Page 20

YTD as reported figures

Revenues: Reported total revenues increased 7.9% to Ps. 76,654 million in the first six months of 2016, despite the depreciation of the currencies in the South America division as compared to the Mexican peso.

Transactions: Reported total number of transactions grew 1.9% to 9,884.9 million in the first six months of 2016 as compared to the same period in 2015.

Volume: Reported total sales volume grew 0.1% to 1,659.4 million unit cases in the first six months of 2016 as compared to the same period in 2015.

Gross profit: Reported gross profit grew 5.7% to Ps. 35,196 million and gross margin declined 100 basis points to 45.9%.

Operating Income: Reported operating income grew 7.2% to Ps. 10,871 million and operating margin contracted 10 basis points to 14.2%.

Operating cash flow: Reported operating cash flow grew 9.3% to Ps. 15,043 million and operating cash flow margin expanded 20 basis points to reach 19.6%.

Net income: Reported consolidated net controlling interest income decreased 9.8% to Ps. 4,391 million in the first six months of 2016, resulting in reported earnings per share (EPS) of Ps. 2.12 (Ps. 21.18 per ADS).

Press Release 2Q 2016 July 27, 2016	Page 21

Philippines Operation

For the first six months of 2016, volume grew 12.9% favored by the performance of brand Coca-Cola, which grew more than 20% and 13% growth in our “core” flavored sparkling beverage portfolio. Our single-serve “Mismo” one-way PET presentation continued to support growth in flavored sparkling beverages, while our 8-ounce returnable glass bottle, “Timeout” is being expanded to our “core” flavored sparkling beverage portfolio. On the multi-serve front, our 750-ml “Kasalo” returnable glass presentation continues to generate incremental volumes. Total transactions in the first six months of the year grew 12.8%, in line with volume growth. In the first half of the year, our Philippines operation continues to deliver encouraging top-and bottom-line performance, while expanding margins.

Recent Developments

•	KOF and The Coca-Cola Company (KO) have reached a new, broad cooperation framework. This cooperation framework seeks to maintain a mutually beneficial business relationship over the long-term, which will allow both companies to focus on continuing to drive the business forward and generating profitable growth; and contemplates the following main objectives:
o	Long term guidelines to the relationship economics: concentrate prices for sparkling beverages in Mexico will gradually increase over a 3-year period beginning in July 2017. Based on our internal estimates for revenues and sales volume mix, we currently expect the incremental annual cost in Mexico, on an annualized basis, to be approximately US$35 million for the years 2017, 2018, and 2019.

o	Both companies are committed to implement marketing and commercial strategies, and productivity programs to maximize their profitability. KOF is confident that these initiatives will mitigate the effects of concentrate price adjustments.

o	Potential future concentrate price adjustments for sparkling beverages and flavored water in Mexico, will consider investment and profitability levels that are beneficial to the business of KOF and KO.

•	The Coca-Cola Company also recognizes Coca-Cola FEMSA’s strong operating model and execution capabilities. With respect to KO’s Bottling Investments Group territories it may divest in the future, we have reached an understanding with KO to assess, on a preferred basis, the acquisition of specific territories in Latin America, the United States and other regions.

Conference Call Information

Our second quarter 2016 conference call will be held on July 27, 2016, at 11:00 A.M. Eastern Time (10:00 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 888-505-4368 or International: 719-785-1753. Participant code: 4640746. We invite investors to listen to the live audiocast of the conference call on the Company’s website, www.coca-colafemsa.com. If you are unable to participate live, the conference call audio will be available at www.coca-colafemsa.com.

Mexican Stock Exchange Quarterly Filing

Coca-Cola FEMSA encourages the reader to refer to our quarterly filing to the Mexican Stock Exchange (Bolsa Mexicana de Valores or BMV) for more detailed information. This filing contains a detailed cash flow statement and selected notes to the financial statements, including segment information. This filing is available at www.bmv.com.mx in the Información Financiera section for Coca-Cola FEMSA (KOF) and in our corporate website at www.coca-colafemsa.com/inversionistas/registros-bmv.

Press Release 2Q 2016 July 27, 2016	Page 22

Adittional Information

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

All the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

In an effort to provide our readers with a more useful representation of our company's underlying financial and operating performance we are including the term “Comparable”. This means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements and (iii) the results of hyperinflationary economies in both periods. Currently, the only operation that qualifies as a hyperinflationary economy is Venezuela. In preparing this measure, management has used its best judgment, estimates and assumptions in order to maintain comparability.

Earnings per share were computed based on 2,072.9 million outstanding shares (each ADS represents 10 local shares).

For reporting purposes, all corporate expenses, including the equity method recorded from our stake of the results of Coca-Cola FEMSA Philippines, Inc., are included in the results of the Mexico and Central America division. Starting on February 2013, we are incorporating our stake of the results of Coca-Cola FEMSA Philippines, Inc. through the equity method.

About the Company

Stock listing information: Mexican Stock Exchange, Ticker: KOFL | NYSE (ADR), Ticker: KOF | Ratio of KOF L to KOF = 10:1

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Fanta, Sprite, Del Valle, and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City, as well as southeast and northeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, the state of Paraná, part of the state of Goias, part of the state of Rio de Janeiro and part of the state of Minas Gerais), Argentina (federal capital of Buenos Aires and surrounding areas) and Philippines (nationwide), along with bottled water, juices, teas, isotonics, beer, and other beverages in some of these territories. The Company has 63 bottling facilities and serves more than 358 million consumers through 2,800,000 retailers with more than 100,000 employees worldwide.

For additional information or inquiries contact the Investor Relations team:

•	Roland Karig | roland.karig@kof.com.mx | (5255) 1519-5186
•	Tania Ramírez | tania.ramirez@kof.com.mx | (5255) 1519-5013

Financial Tables

(12 pages of tables to follow)

Press Release 2Q 2016 July 27, 2016	Page 23

Quarter - Consolidated Income Statement

Expressed in millions of Mexican pesos(1)

	2Q 16	% Rev	2Q 15	% Rev	∆% Reported
Transactions (million transactions)	5,010.2		4,917.2		1.9%
Volume (million unit cases) (2)	843.3		846.5		-0.4%
Average price per unit case (2)	45.45		41.32		10.0%
Net revenues	39,843		36,451		9.3%
Other operating revenues	96		99		-3.4%
Total revenues (3)	39,939	100.0%	36,550	100.0%	9.3%
Cost of goods sold	21,495	53.8%	19,058	52.1%	12.8%
Gross profit	18,444	46.2%	17,492	47.9%	5.4%
Operating expenses	12,629	31.6%	11,800	32.3%	7.0%
Other operative expenses, net	21	0.1%	240	0.7%	-91.2%
Operative equity method (gain) loss in associates(4)(5)	(211)	-0.5%	(178)	-0.5%	18.4%
Operating income (6)	6,004	15.0%	5,630	15.4%	6.6%
Other non operative expenses, net	492	1.2%	187	0.5%	163.2%
Non Operative equity method (gain) loss in associates(7)	(34)	-0.1%	(38)	-0.1%	-11.4%
Interest expense	1,826		1,442		26.7%
Interest income	144		95		51.2%
Interest expense, net	1,683		1,347		24.9%
Foreign exchange loss (gain)	1,241		280		343.2%
Loss (gain) on monetary position in inflationary subsidiaries	(158)		13		-1314.5%
Market value (gain) loss on financial instruments	(115)		(72)		59.6%
Comprehensive financing result	2,651		1,568		69.1%
Income before taxes	2,894		3,913		-26.0%
Income taxes	752		1,217		-38.2%
Consolidated net income	2,142		2,696		-20.5%
Net income attributable to equity holders of the company	2,001	5.0%	2,668	7.3%	-25.0%
Non-controlling interest	141		28		405.0%
Operating income (6)	6,004	15.0%	5,630	15.4%	6.6%
Depreciation	1,718		1,610		6.7%
Amortization and other operative non-cash charges	369		146		152.7%
Operating cash flow (6)(8)	8,091	20.3%	7,386	20.2%	9.5%

CAPEX	2,555		2,230

(1) Except transactions, volume and average price per unit case figures.

(2) Sales volume and average price per unit case exclude beer results.

(3) Includes total revenues of Ps. 19,899 million from our Mexican operation, Ps. 9,264 million from our Brazilian operation, Ps. 3,522 million from our Colombian operation, and Ps. 2,551 million from our Argentinian operation for the second quarter of 2016; and Ps. 17,659 million from our Mexican operation, Ps. 8,811 million from our Brazilian operation, Ps. 3,250 from our Colombian operation, and Ps. 3,098 million from our Argentinian operation for the same period of the previous year. Total Revenues includes Beer revenues in Brazil of Ps. 1,514 million for the second quarter of 2016 and Ps. 1,469 million for the same period of the previous year.

(4) Includes equity method in Jugos del Valle, Coca-Cola FEMSA Philippines, Inc., Leao Alimentos and Estrella Azul, among others.

(5) As of February 2013, we are incorporating our stake of the results of Coca-Cola FEMSA Philippines, Inc. through the equity method in this line.

(6) The operating income and operating cash flow lines are presented as non-gaap measures for the convenience of the reader.

(7) Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER and KSP Participacoes.

(8) Operating cash flow = operating income + depreciation, amortization & other operative non-cash charges.

Press Release 2Q 2016 July 27, 2016	Page 24

YTD - Consolidated Income Statement

Expressed in millions of Mexican pesos(1)

	YTD 16	% Rev	YTD 15	% Rev	∆% Reported
Transactions (million transactions)	9,884.9		9,698.6		1.9%
Volume (million unit cases) (2)	1,659.4		1,657.4		0.1%
Average price per unit case (2)	44.21		40.71		8.6%
Net revenues	76,431		70,823		7.9%
Other operating revenues	223		221		0.9%
Total revenues (3)	76,654	100.0%	71,044	100.0%	7.9%
Cost of goods sold	41,458	54.1%	37,734	53.1%	9.9%
Gross profit	35,196	45.9%	33,310	46.9%	5.7%
Operating expenses	24,542	32.0%	22,885	32.2%	7.2%
Other operative expenses, net	53	0.1%	470	0.7%	-88.7%
Operative equity method (gain) loss in associates(4)(5)	(270)	-0.4%	(190)	-0.3%	42.0%
Operating income (6)	10,871	14.2%	10,145	14.3%	7.2%
Other non operative expenses, net	768	1.0%	97	0.1%	690.6%
Non Operative equity method (gain) loss in associates(7)	(71)	-0.1%	(73)	-0.1%	-2.6%
Interest expense	3,402		2,778		22.5%
Interest income	258		178		44.9%
Interest expense, net	3,144		2,600		20.9%
Foreign exchange loss (gain)	1,401		462		203.3%
Loss (gain) on monetary position in inflationary subsidiaries	(215)		24		-996.4%
Market value (gain) loss on financial instruments	(398)		(134)		196.7%
Comprehensive financing result	3,933		2,952		33.2%
Income before taxes	6,242		7,169		-12.9%
Income taxes	1,622		2,208		-26.5%
Consolidated net income	4,620		4,961		-6.9%
Net income attributable to equity holders of the company	4,391	5.7%	4,867	6.9%	-9.8%
Non-controlling interest	229		94		144.0%
Operating income (6)	10,871	14.2%	10,145	14.3%	7.2%
Depreciation	3,323		3,054		8.8%
Amortization and other operative non-cash charges	849		569		49.2%
Operating cash flow (6)(8)	15,043	19.6%	13,768	19.4%	9.3%

CAPEX	4,036		4,240

(1) Except transactions, volume and average price per unit case figures.

(2) Sales volume and average price per unit case exclude beer results.

(3) Includes total revenues of Ps. 35,975 million from our Mexican operation, Ps. 18,335 million from our Brazilian operation, Ps. 7,007 million from our Colombian operation, and Ps. 5,371 million from our Argentinian operation for the first six months of 2016; and Ps. 32,167 million from our Mexican operation, Ps. 19,141 million from our Brazilian operation, Ps. 6,332 from our Colombian operation, and Ps. 6,274 million from our Argentinian operation for the same period of the previous year. Total Revenues includes Beer revenues in Brazil of Ps. 3,063 million for the first six months of 2016 and Ps. 3,360 million for the same period of the previous year.

(4) Includes equity method in Jugos del Valle, Coca-Cola FEMSA Philippines, Inc., Leao Alimentos and Estrella Azul, among others.

(5) As of February 2013, we are incorporating our stake of the results of Coca-Cola FEMSA Philippines, Inc. through the equity method in this line.

(6) The operating income and operating cash flow lines are presented as non-gaap measures for the convenience of the reader.

(7) Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER and KSP Participacoes.

(8) Operating cash flow = operating income + depreciation, amortization & other operative non-cash charges.

Press Release 2Q 2016 July 27, 2016	Page 25

Quarter - Comparable Income Statement (9)

Expressed in millions of Mexican pesos(1)

	2Q 16	% Rev	2Q 15	% Rev	∆% Comparable(9)
Transactions (million transactions)	4,835.4		4,590.2		5.3%
Volume (million unit cases) (2)	809.7		789.4		2.6%
Average price per unit case (2)	45.60		42.77		6.6%
Net revenues	38,440		35,233		9.1%
Other operating revenues	96		95		0.7%
Total revenues (3)	38,536	100.0%	35,328	100.0%	9.1%
Cost of goods sold	20,499	53.2%	18,497	52.4%	10.8%
Gross profit	18,037	46.8%	16,831	47.6%	7.2%
Operating expenses	12,100	31.4%	11,378	32.2%	6.3%
Other operative expenses, net	49	0.1%	186	0.5%	-73.5%
Operative equity method (gain) loss in associates(4)(5)	(211)	-0.5%	(179)	-0.5%	17.7%
Operating income (6)	6,098	15.8%	5,446	15.4%	12.0%
Other non operative expenses, net	130	0.3%	195	0.6%	-33.2%
Non Operative equity method (gain) loss in associates(7)	(34)	-0.1%	(38)	-0.1%	-11.4%
Interest expense	1,819		1,438		26.5%
Interest income	120		79		52.5%
Interest expense, net	1,699		1,359		25.0%
Foreign exchange loss (gain)	1,231		285		331.8%
Loss (gain) on monetary position in inflationary subsidiries	1		(1)		-182.2%
Market value (gain) loss on financial instruments	(115)		(74)		55.3%
Comprehensive financing result	2,815		1,569		79.4%
Income before taxes	3,186		3,720		-14.4%
Income taxes	839		1,165		-28.0%
Consolidated net income	2,347		2,555		-8.2%
Net income attributable to equity holders of the company	2,205	5.7%	2,526	7.2%	-12.7%
Non-controlling interest	141	15.8%	29		387.6%
Operating income (6)	6,098	15.8%	5,446	15.4%	12.0%
Depreciation	1,653		1,594		3.7%
Amortization and other operative non-cash charges	238		61		289.4%
Operating cash flow (6)(8)	7,989	20.7%	7,101	20.1%	12.5%

(1) Except transactions, volume and average price per unit case figures.

(2) Sales volume and average price per unit case exclude beer results.

(3) Includes total revenues of Ps. 19,899 million from our Mexican operation, Ps. 9,264 million from our Brazilian operation, Ps. 3,522 million from our Colombian operation, and Ps. 2,551 million from our Argentinian operation for the second quarter of 2016; and Ps. 17,659 million from our Mexican operation, Ps. 8,811 million from our Brazilian operation, Ps. 3,250 from our Colombian operation, and Ps. 3,098 million from our Argentinian operation for the same period of the previous year. Total Revenues includes Beer revenues in Brazil of Ps. 1,514 million for the second quarter of 2016 and Ps. 1,469 million for the same period of the previous year.

(4) Includes equity method in Jugos del Valle, Coca-Cola FEMSA Philippines, Inc., Leao Alimentos and Estrella Azul, among others.

(5) As of February 2013, we are incorporating our stake of the results of Coca-Cola FEMSA Philippines, Inc. through the equity method in this line.

(6) The operating income and operating cash flow lines are presented as non-gaap measures for the convenience of the reader.

(7) Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER and KSP Participacoes.

(8) Operating cash flow = operating income + depreciation, amortization & other operative non-cash charges.

(9) Comparable: with respect to a year over year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements and (iii) the results of hyperinflationary economies in both periods. From our operations, only Venezuela qualifies as a hyperinflationary economy.

Press Release 2Q 2016 July 27, 2016	Page 26

YTD - Comparable Income Statement (9)

Expressed in millions of Mexican pesos(1)

	YTD 16	% Rev	YTD 15	% Rev	∆% Comparable(9)
Transactions (million transactions)	9,444.7		9,023.6		4.7%
Volume (million unit cases) (2)	1,575.0		1,538.7		2.4%
Average price per unit case (2)	44.36		41.26		7.5%
Net revenues	72,928		66,842		9.1%
Other operating revenues	223		198		12.6%
Total revenues (3)	73,151	100.0%	67,040	100.0%	9.1%
Cost of goods sold	39,259	53.7%	35,607	53.1%	10.3%
Gross profit	33,892	46.3%	31,433	46.9%	7.8%
Operating expenses	23,347	31.9%	21,591	32.2%	8.1%
Other operative expenses, net	75	0.1%	361	0.5%	-79.2%
Operative equity method (gain) loss in associates(4)(5)	(270)	-0.4%	(181)	-0.3%	49.1%
Operating income (6)	10,740	14.7%	9,662	14.4%	11.2%
Other non operative expenses, net	196	0.3%	94	0.1%	108.2%
Non Operative equity method (gain) loss in associates(7)	(71)	-0.1%	(73)	-0.1%	-2.6%
Interest expense	3,382		2,650		27.6%
Interest income	216		149		45.0%
Interest expense, net	3,166		2,501		26.6%
Foreign exchange loss (gain)	1,391		445		212.6%
Loss (gain) on monetary position in inflationary subsidiries	1		1		-45.4%
Market value (gain) loss on financial instruments	(398)		(130)		205.8%
Comprehensive financing result	4,160		2,817		47.7%
Income before taxes	6,455		6,824		-5.4%
Income taxes	1,676		2,090		-19.8%
Consolidated net income	4,779		4,734		0.9%
Net income attributable to equity holders of the company	4,550	6.2%	4,641	6.9%	-2.0%
Non-controlling interest	229		93		146.6%
Operating income (6)	10,740	14.7%	9,662	14.4%	11.2%
Depreciation	3,206		2,966		8.1%
Amortization and other operative non-cash charges	559		421		32.9%
Operating cash flow (6)(8)	14,505	19.8%	13,049	19.5%	11.2%

(1) Except transactions, volume and average price per unit case figures.

(2) Sales volume and average price per unit case exclude beer results.

(3) Includes total revenues of Ps. 35,975 million from our Mexican operation, Ps. 18,335 million from our Brazilian operation, Ps. 7,007 million from our Colombian operation, and Ps. 5,371 million from our Argentinian operation for the first six months of 2016; and Ps. 32,167 million from our Mexican operation, Ps. 19,141 million from our Brazilian operation, Ps. 6,332 from our Colombian operation, and Ps. 6,274 million from our Argentinian operation for the same period of the previous year. Total Revenues includes Beer revenues in Brazil of Ps. 3,063 million for the first six months of 2016 and Ps. 3,360 million for the same period of the previous year.

(4) Includes equity method in Jugos del Valle, Coca-Cola FEMSA Philippines, Inc., Leao Alimentos and Estrella Azul, among others.

(5) As of February 2013, we are incorporating our stake of the results of Coca-Cola FEMSA Philippines, Inc. through the equity method in this line.

(6) The operating income and operating cash flow lines are presented as non-gaap measures for the convenience of the reader.

(7) Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER and KSP Participacoes.

(8) Operating cash flow = operating income + depreciation, amortization & other operative non-cash charges.

(9) Comparable: with respect to a year over year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements and (iii) the results of hyperinflationary economies in both periods. From our operations, only Venezuela qualifies as a hyperinflationary economy.

Press Release 2Q 2016 July 27, 2016	Page 27

Mexico & Central America Division

Expressed in millions of Mexican pesos(1)

Quarterly information

	2Q 16	% Rev	2Q 15	% Rev	∆% Reported	∆% Comparable(7)
Transactions (million transactions)	3,035.3		2,786.0		8.9%	8.9%
Volume (million unit cases)	541.6		504.8		7.3%	7.3%
Average price per unit case	42.80		40.23		6.4%	4.1%
Net revenues	23,183		20,307		14.2%	11.8%
Other operating revenues	16		15		4.4%	4.4%
Total revenues (2)	23,198	100.0%	20,322	100.0%	14.2%	11.7%
Cost of goods sold	11,433	49.3%	9,697	47.7%	17.9%	15.0%
Gross profit	11,765	50.7%	10,625	52.3%	10.7%	8.7%
Operating expenses	7,353	31.7%	6,651	32.7%	10.6%	8.5%
Other operative expenses, net	114	0.5%	125	0.6%	-8.8%	-8.8%
Operative equity method (gain) loss in associates (3)(4)	(196)	-0.8%	(162)	-0.8%	21.0%	21.0%
Operating income (5)	4,494	19.4%	4,011	19.7%	12.0%	10.2%
Depreciation, amortization & other operative non-cash charges	1,165	5.0%	1,010	5.0%	15.4%	12.4%
Operating cash flow (5)(6)	5,659	24.4%	5,021	24.7%	12.7%	10.7%

Accumulated information

	YTD 16	% Rev	YTD 15	% Rev	∆% Reported	∆% Comparable(7)
Transactions (million transactions)	5,658.6		5,269.7		7.4%	7.4%
Volume (million unit cases)	1,001.5		944.5		6.0%	6.0%
Average price per unit case	42.35		39.53		7.1%	4.6%
Net revenues	42,414		37,333		13.6%	10.9%
Other operating revenues	24		22		10.5%	10.5%
Total revenues (2)	42,438	100.0%	37,355	100.0%	13.6%	10.9%
Cost of goods sold	21,105	49.7%	18,176	48.7%	16.1%	13.0%
Gross profit	21,333	50.3%	19,179	51.3%	11.2%	8.9%
Operating expenses	14,149	33.3%	12,628	33.8%	12.0%	9.7%
Other operative expenses, net	148	0.3%	266	0.7%	-44.5%	-44.7%
Operative equity method (gain) loss in associates (3)(4)	(273)	-0.6%	(115)	-0.3%	137.5%	137.5%
Operating income (5)	7,309	17.2%	6,400	17.1%	14.2%	11.8%
Depreciation, amortization & other operative non-cash charges	2,340	5.5%	2,195	5.9%	6.6%	3.8%
Operating cash flow (5)(6)	9,649	22.7%	8,595	23.0%	12.3%	9.7%

(1) Except transactions, volume and average price per unit case figures.

(2) For the quarter: Includes total revenues of Ps. 19,899  million from our Mexican operation for the second quarter of 2016; and Ps. 17,659 million for the same period of the previous year.

ForYTD information: Includes total revenues of Ps. 35,975  million from our Mexican operation for the first six months of 2016; and Ps. 32,167 million for the same period of the previous year.

(3) Includes equity method in Jugos del Valle, Coca-Cola FEMSA Philippines, Inc. and Estrella Azul, among others.

(4) As of February 2013, we are incorporating our stake of the results of Coca-Cola FEMSA Philippines, Inc. through the equity method in this line.

(5) The operating income and operating cash flow lines are presented as non-gaap measures for the convenience of the reader.

(6) Operating cash flow = operating income + depreciation, amortization & other operative non-cash charges.

(7) Comparable: Comparable: with respect to a year over year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements and (iii) the results of hyperinflationary economies in both periods.

Press Release 2Q 2016 July 27, 2016	Page 28

Comparable South America Division

Expressed in millions of Mexican pesos(1)

Quarterly information

	2Q 16	% Rev	2Q 15	% Rev	∆% Comparable(7)
Transactions (million transactions)	1,800.1		1,804.2		-0.2%
Volume (million unit cases) (2)	268.1		284.7		-5.8%
Average price per unit case (2)	51.26		45.73		12.1%
Net revenues	15,257		14,489		5.3%
Other operating revenues	80		79		1.2%
Total revenues (3)	15,337	100.0%	14,568	100.0%	5.3%
Cost of goods sold	9,065	59.1%	8,557	58.7%	5.9%
Gross profit	6,272	40.9%	6,011	41.3%	4.3%
Operating expenses	4,747	31.0%	4,598	31.6%	3.2%
Other operative expenses, net	(65)	-0.4%	60	0.4%	-207.9%
Operative equity method (gain) loss in associates (4)	(15)	-0.1%	(17)	-0.1%	-14.3%
Operating income (5)	1,604	10.5%	1,370	9.4%	17.1%
Depreciation, amortization & other operative non-cash charges	725	4.7%	619	4.2%	17.2%
Operating cash flow (5)(6)	2,329	15.2%	1,989	13.7%	17.1%

Accumulated information

	YTD 16	% Rev	YTD 15	% Rev	∆% Comparable(7)
Transactions (million transactions)	3,786.1		3,754.0		0.9%
Volume (million unit cases) (2)	573.5		594.1		-3.5%
Average price per unit case (2)	47.86		42.46		12.7%
Net revenues	30,514		28,587		6.7%
Other operating revenues	199		175		13.5%
Total revenues (3)	30,713	100.0%	28,762	100.0%	6.8%
Cost of goods sold	18,154	59.1%	16,923	58.8%	7.3%
Gross profit	12,559	40.9%	11,839	41.2%	6.1%
Operating expenses	9,198	29.9%	8,688	30.2%	5.9%
Other operative expenses, net	(72)	-0.2%	94	0.3%	-177.0%
Operative equity method (gain) loss in associates (4)	3	0.0%	(66)	-0.2%	-105.1%
Operating income (5)	3,430	11.2%	3,123	10.9%	9.8%
Depreciation, amortization & other operative non-cash charges	1,426	4.6%	1,134	3.9%	25.7%
Operating cash flow (5)(6)	4,856	15.8%	4,257	14.8%	14.1%

(1) Except transactions, volume and average price per unit case figures.

(2) Sales volume and average price per unit case exclude beer results.

(3) For the quarter: Includes total revenues of Ps.  9,264 million from Brazil, Ps. 3,522 million from Colombia, and Ps. 2,551 million from Argentina for the second quarter of 2016; and Ps. 8,811 million from Brazil, Ps. 3,250 from Colombia, and Ps. 3,098 million from Argentinafor the same period of the previous year. Total Revenues includes Beer revenues in Brazil of Ps. 1,514 million for the second quarter of 2016; and Ps. 1,469 million for the same period of the previous year.
For the YTD information: Includes total revenues of Ps. 18,335 million from Brazil, Ps. 7,007 million from Colombia, and Ps. 5,371 million from Argentina for the first six months of 2016; and Ps. 19,141 million from Brazil, Ps. 6,332 from Colombia, and Ps. 6,274 million from Argentina for the same period of the previous year. Total revenues includes beer revenues in Brazil of Ps. 3,063 million for the first six months of 2016; and Ps. 3,360 million for the same period of the previous year.

(4) Includes equity method in Leao Alimentos, among others.

(5) The operating income and operating cash flow lines are presented as non-gaap measures for the convenience of the reader.

(6) Operating cash flow = operating income + depreciation, amortization & other operative non-cash charges.

(7) Comparable: with respect to a year over year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements and (iii) the results of hyperinflationary economies in both periods.

Press Release 2Q 2016 July 27, 2016	Page 29

Venezuela Operation

Expressed in millions of Mexican pesos(1)

Quarterly information

	2Q 16	% Rev	2Q 15	% Rev	∆% Reported	∆% Comparable(3)
Transactions (million transactions)	174.7		327.0		-46.6%	-46.6%
Volume (million unit cases)	33.6		57.1		-41.1%	-41.1%
Average price per unit case	41.77		18.75		122.8%	484.2%
Net revenues	1,403		1,070		31.1%	243.9%
Other operating revenues	0		0
Total revenues	1,403	100.0%	1,070	100.0%	31.1%	243.9%
Cost of goods sold	996	71.0%	509	47.6%	95.6%	413.3%
Gross profit	407	29.0%	561	52.4%	-27.4%	90.3%
Operating expenses	529	37.7%	361	33.7%	46.6%	283.4%
Other operative expenses, net	(28)	-2.0%	45	4.2%	-162.6%	-265.7%
Operating income	(94)	-6.7%	155	14.5%	-160.4%	-258.7%
Depreciation, amortization & other operative non-cash charges	197	14.0%	109	10.2%	80.4%	368.1%
Operating cash flow (2)	103	7.3%	264	24.7%	-61.0%	1.9%

Accumulated information

	YTD 16	% Rev	YTD 15	% Rev	∆% Reported	∆% Comparable(3)
Transactions (million transactions)	440.2		674.9		-34.8%	-34.8%
Volume (million unit cases)	84.3		118.7		-29.0%	-29.0%
Average price per unit case	41.55		16.54		151.3%	558.5%
Net revenues	3,503		1,963		78.5%	367.7%
Other operating revenues	0		0
Total revenues	3,503	100.0%	1,963	100.0%	78.5%	367.7%
Cost of goods sold	2,199	62.8%	961	49.0%	128.8%	497.4%
Gross profit	1,305	37.2%	1,002	51.0%	30.2%	242.4%
Operating expenses	1,195	34.1%	673	34.3%	77.6%	368.8%
Other operative expenses, net	(22)	-0.6%	94	4.8%	-123.8%	-160.4%
Operating income	132	3.8%	236	12.0%	-44.2%	46.2%
Depreciation, amortization & other operative non-cash charges	407	11.6%	201	10.2%	102.4%	428.3%
Operating cash flow (2)	538	15.4%	437	22.3%	23.2%	222.4%

(1) Except transactions, volume and average price per unit case figures.

(2) Operating cash flow = operating income + depreciation, amortization & other operative non-cash charges.

(3) Comparable: with respect to a year over year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures and (ii) translation effects resulting from exchange rate movements.

Press Release 2Q 2016 July 27, 2016	Page 30

South America Division

Expressed in millions of Mexican pesos(1)

Quarterly information

	2Q 16	% Rev	2Q 15	% Rev	∆% Reported
Transactions (million transactions)	1,974.8		2,131.2		-7.3%
Volume (million unit cases) (2)	301.7		341.7		-11.7%
Average price per unit case (2)	50.20		42.94		16.9%
Net revenues	16,660		16,144		3.2%
Other operating revenues	80		85		-5.9%
Total revenues (3)	16,740	100.0%	16,229	100.0%	3.1%
Cost of goods sold	10,061	60.1%	9,362	57.7%	7.5%
Gross profit	6,679	39.9%	6,867	42.3%	-2.7%
Operating expenses	5,276	31.5%	5,148	31.7%	2.5%
Other operative expenses, net	(93)	-0.6%	115	0.7%	-180.8%
Operative equity method (gain) loss in associates (4)	(15)	-0.1%	(16)	-0.1%	-9.0%
Operating income (5)	1,510	9.0%	1,620	10.0%	-6.8%
Depreciation, amortization & other operative non-cash charges	922	5.5%	746	4.6%	23.6%
Operating cash flow (5)(6)	2,432	14.5%	2,366	14.6%	2.8%

Accumulated information

	YTD 16	% Rev	YTD 15	% Rev	∆% Reported
Transactions (million transactions)	4,226.3		4,428.9		-4.6%
Volume (million unit cases) (2)	657.8		712.8		-7.7%
Average price per unit case (2)	47.05		42.27		11.3%
Net revenues	34,017		33,491		1.6%
Other operating revenues	199		199		-0.2%
Total revenues (3)	34,216	100.0%	33,690	100.0%	1.6%
Cost of goods sold	20,352	59.5%	19,559	58.1%	4.1%
Gross profit	13,864	40.5%	14,131	41.9%	-1.9%
Operating expenses	10,393	30.4%	10,256	30.4%	1.3%
Other operative expenses, net	(95)	-0.3%	204	0.6%	-146.4%
Operative equity method (gain) loss in associates (4)	3	0.0%	(75)	-0.2%	-104.5%
Operating income (5)	3,562	10.4%	3,746	11.1%	-4.9%
Depreciation, amortization & other operative non-cash charges	1,832	5.4%	1,428	4.2%	28.3%
Operating cash flow (5)(6)	5,394	15.8%	5,174	15.4%	4.3%

(1) Except transactions, volume and average price per unit case figures.

(2) Sales volume and average price per unit case exclude beer results.

(3) For the quarter: Includes total revenues of Ps.  9,264 million from Brazil, Ps. 3,522 million from Colombia, and Ps. 2,551 million from Argentina for the second quarter of 2016; and Ps. 8,811 million from Brazil, Ps. 3,250 from Colombia, and Ps. 3,098 million from Argentinafor the same period of the previous year. Total Revenues includes Beer revenues in Brazil of Ps. 1,514 million for the second quarter of 2016; and Ps. 1,469 million for the same period of the previous year.
For the YTD information: Includes total revenues of Ps. 18,335 million from Brazil, Ps. 7,007 million from Colombia, and Ps. 5,371 million from Argentina for the first six months of 2016; and Ps. 19,141 million from Brazil, Ps. 6,332 from Colombia, and Ps. 6,274 million from Argentina for the same period of the previous year. Total revenues includes beer revenues in Brazil of Ps. 3,063 million for the first six months of 2016; and Ps. 3,360 million for the same period of the previous year.

(4) Includes equity method in Leao Alimentos, among others.

(5) The operating income and operating cash flow lines are presented as non-gaap measures for the convenience of the reader.

(6) Operating cash flow = operating income + depreciation, amortization & other operative non-cash charges.

Press Release 2Q 2016 July 27, 2016	Page 31

Consolidated Balance Sheet

Expressed in millions of Mexican pesos.

	Jun-16		Dec-15
Assets
Current Assets
Cash, cash equivalents and marketable securities	Ps.	15,646	Ps.	15,989
Total accounts receivable		8,829		9,647
Inventories		8,732		8,066
Other current assets		8,961		8,530
Total current assets		42,168		42,232
Property, plant and equipment
Property, plant and equipment		89,319		81,569
Accumulated depreciation		(34,372)		(31,037)
Total property, plant and equipment, net		54,947		50,532
Investment in shares		21,311		17,873
Intangibles assets and other assets		99,804		90,754
Other non-current assets		11,378		8,858
Total Assets	Ps.	229,608	Ps.	210,249

Liabilities and Equity
Current Liabilities
Short-term bank loans and notes payable	Ps.	3,355	Ps.	3,470
Suppliers		14,675		15,470
Other current liabilities		15,201		11,540
Total current liabilities		33,231		30,480
Long-term bank loans and notes payable		68,020		63,260
Other long-term liabilities		14,188		7,774
Total liabilities		115,439		101,514
Equity
Non-controlling interest		4,929		3,986
Total controlling interest		109,240		104,749
Total equity		114,169		108,735
Total Liabilities and Equity	Ps.	229,608	Ps.	210,249

Press Release 2Q 2016 July 27, 2016	Page 32

Quarter - Volume & Transactions

For the three months ended June 30, 2016 and 2015

Volume

Expressed in million unit cases

	2Q 2016					2Q 2015
	Sparkling	Water (1)	Bulk Water (2)	Still	Total	Sparkling	Water (1)	Bulk Water (2)	Still	Total
Mexico	359.0	26.9	81.9	28.8	496.5	337.6	22.1	78.8	24.2	462.7
Central America	37.2	2.6	0.1	5.2	45.1	35.1	2.3	0.1	4.5	42.0
Mexico & Central America	396.2	29.4	82.0	33.9	541.6	372.7	24.4	78.9	28.8	504.8
Colombia	53.6	6.8	4.9	7.7	73.0	54.7	6.5	6.8	8.3	76.2
Venezuela	27.8	2.9	0.6	2.3	33.6	49.6	3.6	0.3	3.7	57.1
Brazil	130.5	8.4	1.2	7.8	148.0	137.6	8.5	1.0	8.0	155.2
Argentina	37.9	5.3	1.0	3.0	47.1	44.8	4.8	0.4	3.2	53.3
South America	249.9	23.4	7.6	20.8	301.7	286.8	23.3	8.5	23.2	341.7
Total	646.1	52.9	89.7	54.7	843.3	659.4	47.8	87.3	52.0	846.5

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water

(2) Bulk Water  = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions

Expressed in million transactions

	2Q 2016				2Q 2015
	Sparkling	Water	Still	Total	Sparkling	Water	Still	Total
Mexico	2,199.8	202.4	240.5	2,642.8	2,030.2	173.2	216.8	2,420.2
Central America	308.2	15.8	68.6	392.6	290.0	14.6	61.2	365.8
Mexico & Central America	2,508.1	218.1	309.1	3,035.3	2,320.2	187.8	278.0	2,786.0
Colombia	409.1	91.5	82.2	582.8	409.9	84.8	72.6	567.3
Venezuela	141.9	17.4	15.5	174.7	259.6	32.2	35.2	327.0
Brazil	826.4	72.5	88.0	987.0	814.5	73.2	94.5	982.2
Argentina	181.3	25.7	23.4	230.3	206.4	24.5	23.9	254.8
South America	1,558.7	207.1	209.0	1,974.8	1,690.3	214.8	226.1	2,131.2
Total	4,066.7	425.3	518.1	5,010.2	4,010.5	402.6	504.1	4,917.2

Press Release 2Q 2016 July 27, 2016	Page 33

YTD - Volume & Transactions

For the six months ended June 30, 2016 and 2015

Volume

Expressed in million unit cases

	YTD 2016					YTD 2015
	Sparkling	Water (1)	Bulk Water (2)	Still	Total	Sparkling	Water (1)	Bulk Water (2)	Still	Total
Mexico	662.8	49.5	148.7	52.3	913.3	625.6	45.6	146.0	44.7	861.9
Central America	72.9	5.2	0.4	9.7	88.2	69.0	4.6	0.2	8.8	82.6
Mexico & Central America	735.7	54.7	149.1	62.0	1,001.5	694.6	50.2	146.2	53.5	944.5
Colombia	112.1	14.5	11.0	17.3	154.8	107.3	12.9	13.8	16.4	150.4
Venezuela	71.4	6.3	1.0	5.6	84.3	102.6	7.3	0.8	8.0	118.7
Brazil	276.1	19.1	2.9	16.5	314.6	290.4	21.1	2.3	16.9	330.8
Argentina	82.8	12.6	1.9	6.8	104.1	94.8	10.5	0.9	6.6	112.9
South America	542.5	52.5	16.8	46.1	657.8	595.2	51.8	17.8	48.0	712.8
Total	1,278.1	107.2	165.9	108.1	1,659.4	1,289.8	102.0	164.1	101.6	1,657.4

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water

(2) Bulk Water  = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions

Expressed in million transactions

	YTD 2016				YTD 2015
	Sparkling	Water	Still	Total	Sparkling	Water	Still	Total
Mexico	4,080.2	371.3	446.6	4,898.1	3,804.8	348.4	399.9	4,553.1
Central America	598.1	32.7	129.7	760.5	566.5	29.7	120.3	716.5
Mexico & Central America	4,678.3	404.0	576.3	5,658.6	4,371.3	378.2	520.2	5,269.7
Colombia	847.8	193.2	173.0	1,213.9	813.7	165.9	142.6	1,122.2
Venezuela	345.6	47.3	47.3	440.2	560.4	51.8	62.8	674.9
Brazil	1,722.4	165.4	183.0	2,070.8	1,725.1	179.6	200.3	2,104.9
Argentina	392.3	59.6	49.5	501.4	426.3	52.7	47.8	526.8
South America	3,308.1	465.5	452.8	4,226.3	3,525.5	450.0	453.4	4,428.9
Total	7,986.3	869.5	1,029.1	9,884.9	7,896.8	828.1	973.6	9,698.6

Press Release 2Q 2016 July 27, 2016	Page 34

Macroeconomic Information

Second quarter 2016

Inflation

	LTM	2Q2016	YTD
Mexico	2.54%	-0.65%	0.31%
Colombia	8.60%	1.49%	5.10%
Venezuela (2)	268.55%	38.20%	95.07%
Brazil	8.84%	1.75%	4.42%
Argentina (2)	39.70%	16.16%	28.81%

(1) Source: inflation is published by the Central Bank of each country.

(2) Inflation based on unofficial publications.

Average Exchange Rates for each Period

	Quarterly Exchange Rate (local currency per USD)			Acummulated Exchange Rate (local currency per USD)
	2Q 16	2Q 15	∆%	YTD 16	YTD 15	∆%
Mexico	18.0520	15.3106	17.9%	18.0388	15.1200	19.3%
Guatemala	7.6763	7.6760	0.0%	7.6761	7.6560	0.3%
Nicaragua	28.4432	27.0865	5.0%	28.2717	26.9236	5.0%
Costa Rica	545.2545	539.5900	1.0%	543.8840	540.7843	0.6%
Panama	1.0000	1.0000	0.0%	1.0000	1.0000	0.0%
Colombia	2,990.6893	2,495.3319	19.9%	3,125.9822	2,483.2572	25.9%
Venezuela	453.9333	197.8630	129.4%	332.7133	147.2344	126.0%
Brazil	3.5099	3.0722	14.2%	3.7099	2.9678	25.0%
Argentina	14.2309	8.9521	59.0%	14.3572	8.8207	62.8%

End of Period Exchange Rates

	Quarter Exchange Rate (local currency per USD)				Previous Quarter Exchange Rate (local currency per USD)
	Jun 2016		Jun 2015	∆%	Mar 2016		Mar 2015	∆%
Mexico	18.9113		15.5676	21.5%	17.4015		15.1542	14.8%
Guatemala	7.6374		7.6245	0.2%	7.7111		7.6449	0.9%
Nicaragua	28.6142		27.2497	5.0%	28.2691		26.9203	5.0%
Costa Rica	554.2000		540.9700	2.4%	542.2300		539.0800	0.6%
Panama	1.0000		1.0000	0.0%	1.0000		1.0000	0.0%
Colombia	2,916.1500		2,585.1100	12.8%	3,022.3500		2,576.0500	17.3%
Venezuela	628.3434	(*)	197.2980	218.5%	354.0757	(**)	192.9537	83.5%
Brazil	3.2098		3.1026	3.5%	3.5589		3.2080	10.9%
Argentina	15.0400		9.0880	65.5%	14.7000		8.8220	66.6%

(*) Exchange rate as of June, 30 2016 and (**) April 21, 2016

Press Release 2Q 2016 July 27, 2016	Page 35